SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         AMENDMENT NO. 5-FINAL AMENDMENT
                                       TO
                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                             THE CHERRY CORPORATION
                       (Name of Subject Company (Issuer))

                            PETER B. CHERRY (OFFEROR)
                        CABO ACQUISITION CORP. (OFFEROR)
        (Names of Filing Persons (identifying status as offeror, issuer or other person))


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    164541401
                      (CUSIP Number of Class of Securities)

                                 PETER B. CHERRY
                             CABO ACQUISITION CORP.
                               3600 SUNSET AVENUE
                            WAUKEGAN, ILLINOIS 60087
                                 (847) 662-9200
          (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                             WILLIAM J. QUINLAN, JR.
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000

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CALCULATION OF FILING FEE:  Previously Paid

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/ /  CHECK  THE  BOX IF ANY  PART  OF THE  FEE IS  OFFSET  AS  PROVIDED  BY RULE
0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
Amount Previously Paid:    Not applicable.
Form or Registration No.:  Not applicable.
Filing Party:              Not applicable.
Date Filed:                Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.
/  /     issuer tender offer subject to Rule 13e-4.
/X/      going-private transaction subject to Rule 13e-3.
/  /     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

                                  INTRODUCTION

         This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (this "Statement") filed with the SEC on June 15, 2000 by CABO Acquisition Corp. ("Purchaser") and Peter B. Cherry, as amended on July 6, 2000, July 10, 2000, July 12, 2000 and July 14, 2000. The Statement relates to the offer by Purchaser and Peter B. Cherry to purchase any and all outstanding shares of common stock, par value $1.00 per share, of The Cherry Corporation, a Delaware corporation (the "Company"), at a purchase price of $26.40 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference. All information in the Offer to Purchase, including all schedules thereto, and in the Letter of Transmittal is incorporated by reference in answer to all of the items in this Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

Items 1 through 9 and Items 11 through 13 of the Schedule TO are hereby amended and supplemented as follows:

         The Offer expired at 12:00 Midnight, New York City Time, on Thursday July 13, 2000, and resulted in the tender by Company shareholders, and the acceptance for payment by the Purchaser, of a total of 4,817,841 Shares. Upon such acquisition, the Purchaser held an aggregate of approximately 10,273,500 Shares, or approximately 98% of the total outstanding shares of the Company (including 60,737 shares tendered pursuant to guaranteed delivery). On July 17, 2000, the Purchaser was merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation after the Merger. At the effective time of the Merger, each outstanding Share of the Company (except for Shares owned by the Purchaser or stockholders exercising dissenters' rights) was cancelled and converted into the right to receive $26.40 per Share in cash, without interest thereon.

ITEM 12.  Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

         99(a)(7) Press Release issued by the Company and the Purchaser, dated July 17, 2000.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   CABO ACQUISITION CORP.

                                                   By:   /s/ Peter B. Cherry
                                                        ------------------------
                                                   Name:     Peter B. Cherry
                                                   Title:    President

                                                   /s/ Peter B. Cherry
                                                   -----------------------------
                                                   Peter B. Cherry



Dated: July 17, 2000